UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                              EMERGING VISION, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    859727109
                                 (CUSIP Number)

                                Dr. Robert Cohen
                     100 Quentin Roosevelt Blvd., Suite 400
                           Garden City, New York 11530
                                 (516) 390-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 5, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Robert Cohen

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

--------------------------------------------------------------------------------

       NUMBER OF           7.   SOLE VOTING POWER                   7,424,060*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0

--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                7,424,060*

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,424,060*

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.88%*

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Includes warrants and options to purchase 3,702,035 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row
(11), 3,702,035 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Horizons Investors Corp.
         11-2651913

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York State

--------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                   54,794,307*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0

--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                54,794,307*

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         54,794,307*

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         52.62%*

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* Includes warrants to purchase 24,246,616 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 24,246,616 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Benito R. Fernandez
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     100,000*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0

--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                100,000*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,000*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.13%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Consists of options to purchase 100,000 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row
(11), 100,000 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Alan Cohen

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     8,919,822*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                8,919,822*

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,919,822*

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.59%*

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Includes warrants and options to purchase 4,365,166 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row
(11), 4,365,166 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Alan Cohen, a/c/f Erica Cohen
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     21,700*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                21,700*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,700*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0.027%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* Includes warrants to purchase 8,350 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 8,350 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Alan Cohen, a/c/f Nicole Cohen
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     21,700*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                21,700*

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,700*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0.027%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* Includes warrants to purchase 8,350 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 8,350 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael Goodman, as trustee under the Jaclyn Cohen Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     4,608,888*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                4,608,888*

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,608,888*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.45%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* Includes warrants to purchase 2,039,444 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 2,039,444 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Eric Fried, as trustee under the Gabrielle Cohen Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     4,608,888*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                4,608,888*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,608,888*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.45%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* Includes warrants to purchase 2,039,444 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 2,039,444 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Alan Faver, as trustee under the Nicole Cohen Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     4,478,444*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                4,478,444*

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,478,444*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.47%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* Includes warrants to purchase 1,981,722 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 1,981,722 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark Goodman, as trustee under the Erica Cohen Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     4,478,444*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                4,478,444*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,478,444*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.47%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* Includes warrants to purchase 1,981,722 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 1,981,722 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey Cohen
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     6,933,243*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                6,933,243*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,933,243*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.39%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Includes warrants to purchase 2,725,255 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 2,725,255 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Allyson Cohen Shapiro
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     5,093,590*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                5,093,590*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,093,590*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.23%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Includes warrants to purchase 1,924,004 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 1,924,004 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Stefanie Cohen Rubin
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     5,401,132*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                5,401,132*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,401,132*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.56%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Includes warrants to purchase 2,400,255 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 2,400,255 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey Rubin
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     69,000
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   531,022*
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                69,000
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              531,022*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         600,022**
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.75%**
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Consists of 265,511 shares of the issuer's common stock and warrants to purchase 265,511 shares of the issuer's common stock held by JR Group, LLC, an entity controlled by Jeffrey Rubin.

** Includes warrants to purchase 265,511 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 265,511 shares were added to the total outstanding shares of the issuer's common stock.

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JR Group, LLC
         11-3463335
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                        (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York limited liability company
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   531,022*
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                0
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              531,022*
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         531, 022*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.66%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* Consists of 265,511 shares and warrants to purchase 265,511 shares of the issuer's common stock held directly by JR Group, LLC, an entity controlled by Jeffrey Rubin. The warrants to purchase 265,511 shares of the issuer's common stock were added to the total outstanding shares in determining the percentage of class represented by the amount in row (11).

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lenore Katz
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ X ]
                                                                       (b) [__]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [__]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
       NUMBER OF           7. SOLE VOTING POWER                     143,480*
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0
--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                143,480*
--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         143,480*
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [__]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.18%*
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Includes warrants to purchase 63,490 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row (11), 63,490 shares were added to the total outstanding shares of the issuer's common stock.

                                EXPLANATORY NOTE

     On June 5, 2003, Dr. Robert Cohen, Horizons Investors Corp., Dr. Alan Cohen and certain members of the Cohen families (the "Offering Group") proposed to form EVI Acquisition, Inc. (the "Purchaser") to acquire all of the outstanding capital stock of Emerging Vision, Inc. (the "Company") by merger of the Purchaser into the Company (the "Merger").

     In connection with the Merger, by letter dated June 5, 2003 addressed to the Company, the Offering Group offered to pay the holders of the Company's common stock $0.07 in cash for each share of common stock not owned by the Offering Group. Holders of vested employee options and warrants will be entitled to receive in cash the difference between the offered price and the exercise price.

     Pursuant to Rule 13d-1(k)(2) of the Securities Exchange Act of 1934 (the "Exchange Act"), filings required to be made by individual members of the Offering Group under Section 13(d)(1) of the Exchange Act will be made in a group joint filing filed under the name of Dr. Robert Cohen on this Schedule 13D/A and future amendments hereto.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 100 Quentin Roosevelt Boulevard Garden City, New York 11530. This statement relates to the Company's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f). DR. ROBERT COHEN. This Schedule 13D is being filed by Dr. Robert Cohen, a citizen of the United States of America. Dr. Cohen's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Cohen's principal occupation is an entrepreneur, business owner and operator. During the last five years, Dr. Robert Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). HORIZONS INVESTORS CORP. This Schedule 13D is being filed by Horizons Investors Corp., a corporation organized under the laws of the State of New York. Mr. Fernandez's principal business is to provide management consulting services. The address of the principal office at which Horizons Investors Corp. engages in its principal business activity is 131 Lancaster Street, Albany , NY 12210. During the last five years, Horizons Investors Corp. has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). BENITO R. FERNANDEZ. This Schedule 13D is being filed by Benito R. Fernandez. The principal business of Horizons Investors Corp. is an entrepreneur, business owner and operator. The address of the principal office at which Mr. Fernandez engages in his principal business activity is 131 Lancaster Street, Albany , NY 12210. During the last five years, Mr. Fernandez has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). DR. ALAN COHEN. This Schedule 13D is being filed by Dr. Alan Cohen, a citizen of the United States of America. Dr. Cohen's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Cohen's principal occupation is an entrepreneur, business owner and operator. During the last five years, Dr. Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). DR. ALAN COHEN, A/C/F ERICA COHEN. This Schedule 13D is being filed by Dr. Alan Cohen, A/C/F Erica Cohen. Dr. Alan Cohen is deemed to be the beneficial owner of the shares held by him as custodian for his child, Erica Cohen, who owns 13,350 shares of common stock and warrants to purchase 8,350 shares of common stock. Dr. Alan Cohen and Erica Cohen are citizens of the United States of America. Dr. Alan Cohen's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Alan Cohen's principal occupation is an entrepreneur, business owner and operator. During the last five years, neither Dr. Alan Cohen nor Erica Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). DR. ALAN COHEN, A/C/F NICOLE COHEN. This Schedule 13D is being filed by Dr. Alan Cohen, A/C/F Nicole Cohen. Dr. Alan Cohen is deemed to be the beneficial owner of the shares held by him as custodian for his child, Erica Cohen, who owns 13,350 shares of common stock and warrants to purchase 8,350 shares of common stock. Dr. Alan Cohen and Nicole Cohen are citizens of the United States of America. Dr. Alan Cohen's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Alan Cohen's principal occupation is an entrepreneur, business owner and operator. During the last five years, neither Dr. Alan Cohen nor Nicole Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). MICHAEL GOODMAN, AS TRUSTEE. This Schedule 13D is being filed by Michael Goodman, as trustee under the Jaclyn Cohen Trust. Michael Goodman is deemed to be the beneficial owner of the shares held by him as trustee under the Jaclyn Cohen Trust, which owns 2,569,444 shares of common stock and warrants to purchase 2,039,444 shares of common stock. Michael Goodman and Jaclyn Cohen are citizens of the United States of America. Michael Goodman's principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Michael Goodman's principal occupation is certified public accountant. During the last five years, neither Michael Goodman nor Jaclyn Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). ERIC FRIED, AS TRUSTEE. This Schedule 13D is being filed by Eric Fried, as trustee under the Gabrielle Cohen Trust. Eric Fried is deemed to be the beneficial owner of the shares held by him as trustee under the Gabrielle Cohen Trust, which owns 2,569,444 shares of common stock and warrants to purchase 2,039,444 shares of common stock. Eric Fried and Gabrielle Cohen are citizens of the United States of America. Eric Fried's principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Eric Fried's principal occupation is certified public accountant. During the last five years, neither Eric Fried nor Gabrielle Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). ALAN FAVER, AS TRUSTEE. This Schedule 13D is being filed by Alan Faver, as trustee under the Nicole Cohen Trust. Alan Faver is deemed to be the beneficial owner of the shares held by him as trustee under the Nicole Cohen Trust, which owns 2,304,323 shares of common stock and warrants to purchase 1,981,722 shares of common stock. Alan Faver and Nicole Cohen are citizens of the United States of America. Alan Faver's principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Alan Faver's principal occupation is certified public accountant. During the last five years, neither Alan Faver nor Nicole Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). MARK GOODMAN, AS TRUSTEE. This Schedule 13D is being filed by Mark Goodman, as trustee under the Erica Cohen Trust. Mark Goodman is deemed to be the beneficial owner of the shares held by him as trustee under the Erica Cohen Trust, which owns 2,304,323 shares of common stock and warrants to purchase 1,981,722 shares of common stock. Mark Goodman and Erica Cohen are citizens of the United States of America. Mark Goodman's principal business address is 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530. Mark Goodman's principal occupation is certified public accountant. During the last five years, neither Mark Goodman nor Erica Cohen has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). JEFFREY COHEN. This Schedule 13D is being filed by Jeffrey Cohen, a citizen of the United States of America. Jeffrey Cohen's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Jeffrey Cohen's principal occupation is an entrepreneur, business owner and operator. During the last five years, Jeffrey Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). ALLYSON COHEN SHAPIRO. This Schedule 13D is being filed by Allyson Cohen Shapiro, a citizen of the United States of America. Allyson Cohen Shapiro's principal business address is 100 Quentin Roosevelt Blvd., Suite 400,

Garden City, New York 11530. Her principal occupation is homemaker. During the last five years, Allyson Cohen Shapiro has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). STEFANIE COHEN RUBIN. This Schedule 13D is being filed by Stefanie Cohen Rubin, a citizen of the United States of America. Stefanie Cohen Rubin's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Her principal occupation is homemaker. During the last five years, Stefanie Cohen Rubin has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). JEFFREY RUBIN. This Schedule 13D is being filed by Jeffrey Rubin, a citizen of the United States of America. Jeffrey Rubin's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. His principal occupation is an entrepreneur, business owner and operator. During the last five years, Jeffrey Rubin has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). JR GROUP, LLC. This Schedule 13D is being filed by JR Group, LLC, a New York limited liability company controlled by Jeffrey Rubin. JR Group, LLC's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. JR Group, LLC's principal business activity is to act as a holding company for Jeffrey Rubin's investments. During the last five years, JR Group, LLC has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). LENORE KATZ. This Schedule 13D is being filed by Lenore Katz, a citizen of the United States of America. Lenore Katz's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Her principal occupation is homemaker. During the last five years, Lenore Katz has not been
(A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

     On June 5, 2003, the Offering Group proposed to form the Purchaser to acquire all of the outstanding capital stock of the Company through the Merger. In connection with the Merger, the Offering Group offered to pay the holders of the Company's common stock $0.07 in cash for each share of common stock not owned by the Offering Group. Holders of vested employee options and warrants will be entitled to receive in cash the difference between the offered price and the exercise price.

     Completion of the Merger shall be conditioned upon, among other things, the entering into of a mutually acceptable definitive merger agreement, clearance of filings required by the Securities and Exchange Commission, favorable determination by a Special Committee of the Board of Directors of the Company as to the fairness of the Merger, and approval of the transaction by the holders of the requisite number of shares of the Company's common stock. The Offering Group owns 59,776,356 shares of the Company, or approximately 74.8% of the Company's common stock. Assuming the exercise of all warrants held by the Offering Group, the Offering Group owns 107,627,720 shares of the Company's common stock or approximately 84% of the Company's common stock. Accordingly, the Offering
Group has more than the requisite number of votes to approve the Merger. The Offering Group does not intend to sell its equity interests in the Company to any third party.

     The members of the Offering Group intend to use their own funds to pay the merger consideration payable in the Merger.

     The Offering Group has orally agreed to vote their shares in favor of the Merger, but no written agreement currently exists.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         1.  Dr. Robert Cohen
             ----------------

             (a)      Amount of Securities Beneficially Owned: 7,424,060

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 7,424,060

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 7,424,060

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         2.  Horizons Investors Corp.
             ------------------------

             (a)      Amount of Securities Beneficially Owned: 54,794,307

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 54,794,307

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 54,794,307

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         3.  Benito R. Fernandez
             -------------------

             (a)      Amount of Securities Beneficially Owned: 100,000

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 100,000

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 100,000

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: None

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         4.  Dr. Alan Cohen
             --------------

             (a)      Amount of Securities Beneficially Owned: 8,919,822

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 8,919,822

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 8,919,822

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         5.  Dr. Alan Cohen, a/c/f Erica Cohen
             ---------------------------------

             (a)      Amount of Securities Beneficially Owned: 21,700

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 21,700

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 21,700

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         6.  Dr. Alan Cohen, a/c/f Nicole Cohen
             ----------------------------------

             (a)      Amount of Securities Beneficially Owned: 21,700

             (b)      Number of shares as to which such person has:

                      (ii   Sole power to vote or direct vote: 21,700

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 21,700

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         7.  Michael Goodman, as trustee under the Jaclyn Cohen Trust
             --------------------------------------------------------

             (a)      Amount of Securities Beneficially Owned: 4,608,888

             (b)      Number of shares as to which such person has:

                      (iii) Sole power to vote or direct vote: 4,608,888

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 4,608,888

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         8.  Eric Fried, as trustee under the Gabrielle Cohen Trust
             ------------------------------------------------------

             (a)      Amount of Securities Beneficially Owned: 4,608,888

             (b)      Number of shares as to which such person has:

                      (iv)  Sole power to vote or direct vote: 4,608,888

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 4,608,888

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e     ) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         9.  Alan Faver, as trustee under the Nicole Cohen Trust
             ---------------------------------------------------

             (a)      Amount of Securities Beneficially Owned: 4,478,444

             (b)      Number of shares as to which such person has:

                      (v)   Sole power to vote or direct vote: 4,478,444

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 4,478,444

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         10. Mark Goodman, as trustee under the Erica Cohen Trust
             ----------------------------------------------------

             (a)      Amount of Securities Beneficially Owned: 4,478,444

             (b)      Number of shares as to which such person has:

                      (vi)  Sole power to vote or direct vote: 4,478,444

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 4,478,444

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         11. Jeffrey Cohen
             -------------

             (a)      Amount of Securities Beneficially Owned: 6,933,243

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 6,933,243

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 6,933,243

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         12. Allyson Cohen Shapiro
             ---------------------

             (a)      Amount of Securities Beneficially Owned: 5,093,590

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 5,093,590

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 5,093,590

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         13. Stefanie Cohen Rubin
             --------------------

             (a)      Amount of Securities Beneficially Owned: 5,401,132

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 5,401,132

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 5,401,132

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         14. Jeffrey Rubin
             -------------

             (a)      Amount of Securities Beneficially Owned: 600,022

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 69,000

                      (ii)  Shared power to vote or direct vote: 531,022

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 69,000

                      (iv) Shared power to dispose of or direct disposition of shares: 531,022

             (c) Transactions in securities of the Company within last 60 days: Acquisition by JR Group, LLC, an entity controlled by Jeffrey Rubin, of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         15. JR Group, LLC
             -------------

             (a)      Amount of Securities Beneficially Owned: 531,022

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 0

                      (ii)  Shared power to vote or direct vote: 531,022

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 0

                      (iv) Shared power to dispose of or direct disposition of shares: 531,022

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

         16. Lenore Katz
             -----------

             (a)      Amount of Securities Beneficially Owned: 143,480

             (b)      Number of shares as to which such person has:

                      (i)   Sole power to vote or direct vote: 143,480

                      (ii)  Shared power to vote or direct vote: 0

                      (iii) Sole power to dispose of or direct disposition
                            of shares: 143,480

                      (iv) Shared power to dispose of or direct disposition of shares: 0

             (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

             (d) Third party right to receive dividends or proceeds from sale of securities: None

             (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Offering Group has an oral understanding regarding the voting of each member's respective shares in favor of the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement, dated as of June 6, 2003, among each member of the Offering Group.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2003




                                        /s/ Dr. Robert Cohen
                                        ----------------------------------------
                                        DR. ROBERT COHEN


                                        HORIZONS INVESTORS CORP.



                                        By: /s/ B.R. Fernandez
                                           -------------------------------------
                                           Name: B.R. Fernandez
                                           Title: President


                                        /s/ B.R. Fernandez
                                        ----------------------------------------
                                        B.R. FERNANDEZ

                                        Dr. Alan Cohen
                                        Dr. Alan Cohen a/c/f Erica Cohen Dr.
                                        Alan Cohen a/c/f Nicole Cohen
                                        Michael Goodman, as trustee under
                                        the Jaclyn Cohen Trust
                                        Eric Fried, as trustee under the
                                        Gabrielle Cohen Trust
                                        Alan Faver, as trustee under
                                        the Nicole Cohen Trust
                                        Mark Goodman, as trustee under the
                                        Erica Cohen Trust
                                        Jeffrey Cohen
                                        Allyson Cohen Shapiro
                                        Stefanie Cohen Rubin
                                        Jeffrey Rubin
                                        JR Group, LLC
                                        Lenore Katz


                                        By:  /s/ Dr. Robert Cohen,
                                             as Attorney-in-Fact
                                             -----------------------------------
                                                  Dr. Robert Cohen
                                                  Attorney-in-Fact

                                                                       Exhibit 1

                             Joint Filing Agreement
                            Dated as of June 9, 2003

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing by Dr. Robert Cohen, Dr. Alan Cohen, Horizons Investors Corp., Benito R. Fernandez, Dr. Alan Cohen a/c/f Erica Cohen, Dr. Alan Cohen a/c/f Nicole Cohen, Michael Goodman, as trustee under the Jaclyn Cohen Trust, Eric Fried, as trustee under the Gabrielle Cohen Trust, Alan Faver, as trustee under the Nicole Cohen Trust, Mark Goodman, as trustee under the Erica Cohen Trust, Jeffrey Cohen, Allyson Cohen Shapiro, Stefanie Cohen Rubin, Jeffrey Rubin, JR Group, LLC, and Lenore Katz on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.01 par value per share, of Emerging Vision, Inc., and that this Agreement be included as an Exhibit to such joint filing.

     Each of the undersigned, other than Horizons Investors Corp. and Benito R. Fernandez, hereby appoints Dr. Robert Cohen as his/her attorney-in-fact to sign in his/her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, the Schedule 13D that this Joint Filing Agreement is an exhibit to and any and all amendments to such Schedule 13D.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. Facsimile execution and delivery of this agreement is legal, valid and binding for all purposes.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date first above written.


                                        /s/ Dr. Robert Cohen
                                        ----------------------------------------
                                        DR. ROBERT COHEN



                                        HORIZONS INVESTORS CORP.


                                        By:  /s/ B.R. Fernandez
                                        ----------------------------------------
                                           Name:
                                           Title:



                                        /s/ Benito R. Fernandez
                                        ----------------------------------------
                                        Benito R. Fernandez

                                        /s/ Dr. Alan Cohen
                                        ----------------------------------------
                                        DR. ALAN COHEN



                                        /s/ Dr. Alan Cohen
                                        ----------------------------------------
                                        DR. ALAN COHEN A/C/F ERICA COHEN DR.
                                        ALAN COHEN A/C/F NICOLE COHEN



                                        /s/ Michael Goodman
                                        ----------------------------------------
                                        MICHAEL GOODMAN, AS TRUSTEE UNDER THE
                                        JACLYN COHEN TRUST



                                        /s/ Eric Fried
                                        ----------------------------------------
                                        ERIC FRIED, AS TRUSTEE UNDER THE
                                        GABRIELLE COHEN TRUST



                                        /s/ Alan Faver
                                        ----------------------------------------
                                        ALAN FAVER, AS TRUSTEE UNDER THE
                                        NICOLE COHEN TRUST



                                        /s/ Mark Goodman
                                        ----------------------------------------
                                        MARK GOODMAN, AS TRUSTEE UNDER THE
                                        ERICA COHEN TRUST



                                        /s/ Jeffrey Cohen
                                        ----------------------------------------
                                        JEFFREY COHEN



                                        /s/ Allyson Cohen Shapiro
                                        ----------------------------------------
                                        ALLYSON COHEN SHAPIRO



                                        /s/ Stefanie Cohen Rubin
                                        ----------------------------------------
                                        STEFANIE COHEN RUBIN



                                        /s/ Jeffrey Rubin
                                        ----------------------------------------
                                        JEFFREY RUBIN

                                        JR GROUP, LLC

                                        By: Jeffrey Rubin
                                        ----------------------------------------
                                        Name: Jeffrey Rubin
                                        Title: Manager



                                        /s/ Lenore Katz
                                        ----------------------------------------
                                        LENORE KATZ